

Mail Stop 6010

January 18, 2008

Via Facsimile and U.S. Mail

Mr. Geoffrey Ribar
Senior Vice-President Finance and Chief Financial Officer
SiRF Technology Holdings, Inc.
217 Devcon Road
San Jose, CA 95112

      Re: SiRF Technology Holdings, Inc.
                Form 10-K for the year ended December 31, 2006
                Filed February 27, 2007
                File No. 0-50669

Dear Mr. Ribar:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Martin F. James
                Senior Assistant Chief Accountant